PRESS RELEASE

Wolters Kluwer

03FEB10 AM 7:21

82-2683

SUPPL

Wolters Kluwer nv
January 29, 2003

03003734

Wolters Kluwer – ordinary net income over 7% up
Preliminary un-audited results 2002

Wolters Kluwer announced today the preliminary un-audited results over the full year 2002.

- **The preliminary un-audited results over 2002 are consistent with the outlook given by management last March and reiterated during the year 2002.**
- **Ordinary net income (before amortization of intangibles and an exceptional non-charge charge for pension deficits) increased over 7%, in constant currency terms.**
- **Exceptional non-cash charge for pension deficits before taxes of EUR 98 million.**
- **Total revenues increased by 4% (at constant currencies) and reached a level of EUR 3.9 billion.**
- **EBITA decreased by 1% (at constant currencies).**
- **EBITA margin over the full year 2002 was 20%.**
- **Results on divestments of approximately EUR 300 million.**
- **Net income at around EUR 320 million.**
- **Benchmark ordinary EPS before amortization of intangibles fixed assets and pension deficits 'fully diluted' at least EUR 1.52.**

Variances in %	Revenues	EBITA	Ordinary net income *
Organic	1%	-5%	
Acquisitions	4%	4%	
Divestments	-1%	0%	
At constant rates	**4%**	**-1%**	**7%**
Currency	-3%	-3%	-4%
Total (Euro terms)	**1%**	**-4%**	**3%**

** Ordinary net income before amortization intangibles and exceptional non-cash charge for pension deficits.*

Pension deficit

Under Dutch accounting rules, the total pension deficits before taxes of EUR 98 million have been charged to the profit and loss account. As result of this treatment, Wolters Kluwer was at year-end 2002 fully provided for the outstanding pension deficits.

PROCESSED
MAR 03 2003
THOMSON FINANCIAL
dw 2/10

APOLLOLAAN 153
P.O. BOX 75248
1070 AE AMSTERDAM
THE NETHERLANDS
PHONE +31 20 6070 400
FAX +31 20 6070 490

WWW.WOLTERSKLUWER.COM

Overview business activities

Legal, Tax & Business

Total revenues of the Legal, Tax & Business activities increased by more than 2% overall, totalling EUR 2.5 billion in 2002. The EBITA margin was 23% and an organic revenue growth rate close to 1%.

In **Europe**, total revenues increased by 4%, mainly by acquisitions, in EUR terms to EUR 1.2 billion. The EBITA margin was 19%. The organic revenue growth rate was flat.

Developments in Europe were better than in the year 2001. Our Dutch and Belgian activities started to improve, although the situation in the United Kingdom remains difficult. Overall progress has been made in strengthening our number one position in the European legal markets. Wolters Kluwer entered the final stage of the development of legal content databases for all the European activities. The European medium neutral interlinked storage program has been intensified, thereby enhancing our market position.

We reinforced our positions in the European core areas with acquisitions such as ABG Professional Information (publishing arm of Europe's largest accountancy institute, UK), AnNoText (workflow software for law firms in Germany); Verlag Praktisches Wissen GmbH (knowledge and information products in the fields of law, tax and business, Germany); Val Informatique (health, safety and environment market, France); Ciceron (legal market, France); Artel (financial, tax and HR markets, Italy).

In **North America** revenues amounted to USD 1.2 billion in 2002. The EBITA margin was 27%.The overall revenue growth rate in USD terms was more than 5%. Organic revenue growth was 2%.

The North American operations again realized strong revenue growths -under adverse economic circumstances- above average. Acquisitions contributed significantly to the overall growth rate. CCH Tax Compliance, leader in tax compliance software for professionals, performed especially strongly. Bankers Systems Inc.'s introduction of "end to end" lending and deposit suites and solutions for the community bank market have been well received. BSI is a key factor in the North America strategic objective for growth as a provider of workflow and productivity tools to the financial services industry. Aspen Publishers' Loislaw continued to see increased revenue growth of over 50% compared to 2001.

Strategic North American acquisitions in the fields of tax and business include Andersen's Accounting Research Manager (online accounting and auditing databases), Gainskeeper, Inc. (accounting system and solutions), Bowne & Company, Inc.'s securities publishing division and esalestax.com, Inc. (Internet-based tax compliance applications).

Revenues in **Asia Pacific** increased by more than 7% in AUD terms to AUD 0.1 billion, mainly by acquisitions. The EBITA margin was 14%. The organic revenue growth rate was flat.

Diskcovery, Australia's leading IT legal support and archive manager (acquired 2002), and Ringtail Asia Pacific (acquired 2001), now enable us to offer a total document management and IT outsourcing solution unique to the Australian legal market.

Wolters Kluwer

PRESS RELEASE

Health

Revenues of the Health activities were up 15% in USD terms to USD 0.7 billion. The EBITA margin was over 18%. The organic revenue growth rate was 5%.

Wolters Kluwer's new strategy for leadership in medical and health-related professional information services resulted in an improved performance over the full year 2002. Following the portfolio review of this cluster resulted in the reorganization of the operating companies in four customer groups: Medical Research, Professional & Education, Pharma Solutions, and Clinical Tools. The cluster's strategy is to expand its portfolio of top medical content, increase its market share in medical research, accelerate growth of clinical tools, and revitalize its core text, reference and pharmaceuticals businesses.

Medi-Span, a leading US drug and clinical information database, acquired end of 2001, was successfully integrated and is operating according to plan. The non-health related operations (Kluwer Academic Publishers) were divested at the end of 2002.

Education

In line with budget, revenues decreased by more than 2% in EUR terms to EUR 0.3 billion in 2002. The EBITA margin was 19%. The organic revenue growth rate was -3 %.

Despite adverse market conditions in Germany and the United Kingdom and the effects of the purchase cycle in the Netherlands, the EBITA is at planned level, albeit lower than in 2001.

The Education cluster strengthened its position in the United Kingdom with the acquisition of Moorhouse Black (distance learning services).

Non core activities

Total revenues of the non-core/to be divested business declined by 15% in EUR terms to a level of EUR 0.3 billion. Divestment of non-core activities is completed for Kluwer Academic Publishers and Bohn, Stafleu Van Loghum. The divestment of ten Hagen & Stam is close to completion. ISBW is still under the process of being sold.

Please note that this press release is based on preliminary figures and data for the full year 2002. The final and audited financial results for the year 2002, including the profit and loss account, balance sheet, cash flow statement and other financial details, including the Outlook for 2003, will be released on March 11, 2003 before trading. Wolters Kluwer will release quarterly trading updates over the first and third quarters.

For consensus figures of sell-side analysts who actively follow Wolters Kluwer please see www.wolterskluwer.com (Investor relations/Analysts).

APOLLOLAAN 153
P.O. BOX 75248
1070 AE AMSTERDAM
THE NETHERLANDS
PHONE +31 20 6070 400
FAX +31 20 6070 490

WWW. WOLTERSKLUWER.COM

Note for the editor:
Wolters Kluwer is a multinational information services company with annual revenues of more than EUR 3.9 billion, employing almost 20,000 people in Europe, North America, and Asia Pacific. The company's core activities are Legal, Tax & Business, Health, and Education. The Wolters Kluwer shares are quoted on the Euronext Amsterdam. The Annual General Meeting of Shareholders will take place on April 16, 2003. The financial results for the first half year 2003 will be announced on August 12, 2003.

Internet:
www.wolterskluwer.com

For more information, please contact:

Press:
Caroline Wouters, tel. +31 20 6070 335
e-mail: press@wolterskluwer.com (press)

Analysts/Investors:
Oya Yavuz, tel. +31 20 6070 407
e-mail: ir@wolterskluwer.com (investor relations)

Annex to Press Release January 29, 2003

PRO FORMA
PRELIMINARY UN-AUDITED PROFIT AND LOSS ACCOUNT

EUR million	**2002**	**2001**	**+/- %**
Revenues	3,894	3,837	+1%
Operating income before amortization of intangible fixed assets (EBITA)	777	812	-4%
Financing results	(149)	(182)	--
Taxation	(173)	(193)	--
Minority interests	(2)	(1)	--
Ordinary net income (before amortization)	**453**	**436**	+3%
Net amortization	(371)	(332)	%
Net results on divestments	300	36	%
Net pension deficits	(62)	--	%
Net income	320 =====	140 =====	--
EPS before amortization of intangible fixed assets and results on divestments 'fully diluted' 1)	EUR 1.52	EUR 1.54	-1%

1) Based on weighted average number of shares 'fully diluted' (x mln.)314.7 289.7